UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41656

Jayud Global Logistics Limited

(Exact name of registrant as specified in its charter)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Information Contained in this Report

On September 13, 2024, Jayud Global Logistics Limited (the “Company”) entered into Securities Purchase Agreements (the “Securities Purchase Agreement”) with two accredited investors (the “Purchasers”), pursuant to which the Company received net proceeds of $800,000 in consideration of the issuance of Convertible Debentures (the “Debenture”) in the principal amount of $800,000.

The transactions contemplated under the Securities Purchase Agreements closed on September 13, 2024, September 27, 2024 and October 8, 2024. The Company intends to use the proceeds from the issuance of the Debentures for supplementing the cash flow and generate corporate use, continuing developing e-commerce related logistic service market, etc. The Debentures mature on the first-year anniversary of the issuance of the Debenture, bears interest at a rate of 6% per annum to the extent such interest is paid in cash or Class A ordinary shares of the Company, beginning after its original date of issuance at a conversion price at 52% of average of the VWAPs for the five (5) consecutive trading days that is immediately prior to the original issue date, or 52% of the lowest daily VWAP price in the last five (5) trading days immediately prior to conversion.

The Debenture was sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder. The Purchasers are accredited investors which have purchased the securities as investment in private placement that did not involve a general solicitation. The Class A ordinary shares to be issued upon conversion of the Debentures have not been registered under the Securities Act and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements. This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2024

Jayud Global Logistics Limited

	By:	/s/ Xiaogang Geng
	Name:	Xiaogang Geng
	Title:	Chief Executive Officer

Exhibits Index

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement
10.2	Form of Debenture

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